SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                          Schedule 13D
            Under the Securities Exchange Act of 1934

                         WPI Group, Inc.
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                        (Name of Issuer)

                  Common Stock, $0.01 par value
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                 (Title of Class of Securities)

                            92930K107
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                         (CUSIP Number)

                        Gerald R. Allard
                   520 South Collier Boulevard
                        Chalet Number 301
                   Marco Island, Florida 38937

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                     ----------------------
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          September 30, 1999
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     (Date of Event Which Requires Filing of This Statement)

  If the filing person has previously filed a statement on
  Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

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(1)       Names of reporting persons; I.R.S. Identification Nos.
of above persons (entities only)

     Gerald R. Allard    ###-##-####
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--------------------------------------------------
(2)       Check the appropriate box if a member of a group
Not applicable           (a)  [  ]

                         (b)  [  ]
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(3)  SEC use only

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(4)  Source of funds (see instructions)

     PF
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(5)  Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e)  [  ]

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(6)  Citizenship or place of organization

     United States
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Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power                       320,190

(8)  Shared voting power                     -0-

(9)  Sole dispositive power                  -0-

(10)  Shared dispositive power               -0-
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(11)  Aggregate amount beneficially owned by each reporting person.

     320,190
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

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

     [  ]
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(13)  Percent of class represented by amount in Row (11)

     5.292%
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(14)  Type of reporting person

     IN
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ITEM 1.  SECURITY AND ISSUER
     This Schedule relates to the Common Stock, $0.01 par value, of WPI Group, Inc., 1155 Elm Street, Manchester, New Hampshire
03101

ITEM 2.   IDENTITY AND BACKGROUND
(a)  Gerald R. Allard*
(b)  520 South Collier Boulevard, Chalet Number 301, Marco
Island, Florida 38937
(c)  The principal occupation of Gerald R. Allard is investor.
(d) Gerald R. Allard has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Gerald R. Allard has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)  Gerald R. Allard is a citizen of the United States.
____
     *All shares are held by Gerald R. Allard, Trustee of the Gerald R. Allard Revocable Trust of 1994, a grantor trust.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Gerald R. Allard's source of funds used to acquire the securities subject to this Schedule was personal funds, none of which were borrowed. The aggregate purchase price of the securities was $1,117,463.

ITEM 4.   PURPOSE OF TRANSACTIONS.
     The purpose of the acquisition of the Securities is for investment.
     Gerald R. Allard does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Gerald R. Allard may, at any time and from time to time, engage in further purchases or sales of the issuer's securities.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number of shares of WPI Group, Inc.'s common stock beneficially owned by Gerald R. Allard is 320,190 representing approximately 5.292% of the class, based on the most recent Quarterly Report on Form 10-Q filed by the issuer.

(b) Gerald R. Allard possesses sole power to vote or direct the vote and dispose or direct the disposition of the securities.

(c) Gerald R. Allard effected the following purchases of the securities, in broker transactions, in the past 60 days:

   Date             No. of Shares         Price Per Share


August 12                    1,000          $3.50
                             2,000          3.375
                             7,000          3.31
August 13                    4,000          3.42
                               100          3.43
                               100          3.375
                               800          3.31
August 17                    5,000          3.1875
                             5,000          3.25
August 23                    1,700          3.0625
                             3,300          3.125
                             8,200          3.25
August 24                    6,000          3.125
August 25                      800          3.125
August 26                    6,900          3.25
August 27                    3,100          3.25
August 30                    5,000          3.375
August 31                    5,000          3.375
September 1                  3,400          3.375
September 7                  2,600          3.375
September 27                 3,600          3.375
September 28                   400          3.375
September 29                 5,000          3.375
September 30                 5,000          3.125
October 1                    4,000          2.875
                             5,000          2.93
                             5,000          2.96


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, understandings or relationships
(legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable



     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



     October 14, 1999



                              /s/Gerald R. Allard
                              -------------------
                              Gerald R. Allard

